UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

27 October 2003

BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

October 27, 2003

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: : 972-3-9282498
Email: ipenso@coop.co.il

Blue Square-Israel Ltd Announces Appointment of aChief
Financial Officer and Chief Operation Officer

Rosh Haayin, Israel – October 27, 2003 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that Mr. Emanuel Avner was appointed as Vice President and Chief Financial Officer of Blue Square, as of November 2, 2003.

Mr. Avner served from 1999 until today as Chief Financial Officer, Chief Purchasing Officer and Chief Computerization Officer of Ericsson Israel. From 1993 to 1999, he served as Corporate Controller and Deputy CFO of Supersol Ltd. Mr. Avner is a CPA (admitted to the American and Israeli bar) and holds a Masters in Business Administration and a BA in Economics and Accounting from the Hebrew University of Jerusalem.

Further, Blue Square announced the appointment of Mr. Michael (Miki) Lev as Vice President and Chief Operation Officer of Blue Square, as of November 2, 2003. Mr. Lev replaces Haim Gershon, whose term as Vice President and Chief Operation Officer of Blue Square ended as of October 26, 2003. Blue Square expresses its deep appreciation to Mr. Haim Gershon for his contribution to Blue Square during the years he served in Blue Square.

Mr. Lev served as head of the Human Resources and Quality Division of Blue Square from January 1997 until today. From 1994 to 1996, Mr. Lev served as the director general of the Lahav School of Management at the Recanati School of Business Administration in Tel-Aviv University. From 1992 to 1994, Mr. Lev served as a Management Consultant in the Private and Public Sectors. Mr. Lev holds a MSc degree in Administration from Naval Post-Graduate School, Monterey, California, USA.

Further, Blue Square announced the appointment of Mr. Moshe Shatz as head of the Human Resources and Quality Division of Blue Square, as of November 17, 2003. Mr. Shatz replaces Mr. Michael (Miki) Lev.

Mr. Shatz served as a manager in the Tel-Aviv Municipality from 1999 until today. From 1993 to 1998, he served as the manager of personnel and administration division of UMI – Universal Motors Israel Ltd. Mr. Shatz holds a BA in Political Science from Bar Ilan University.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 164 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.